July 19, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 0408
Washington, D.C. 20549-4561
Attention: Jonathan E. Gottlieb

RE: Independent BancShares, Inc.; Registration Statement on Form 10-SB;
File No. 000-51920, filed April 21, 2006
SEC's comment letter dated July 6, 2006 (the "Comment Letter")

Ladies and Gentlemen:

            In response to the matters raised in the Comment Letter, we filed Amendment No. 3, to include the following:

    On page 32, a corrected rate/volume analysis table for the fiscal year 2004 and 2005 and a revised management discussion comparing the results of operations for March 31 fiscal quarters of 2005 and 2006, including an updated rate/volume analysis table, and a discussion regarding liquidity.

    The headings on the appropriate columns of the Consolidated Statement of Cash Flows for the March 31 fiscal quarter of 2005 and 2006 have been corrected.

    After a detailed review, it was determined that no footnote disclosure relating to material changes during the interim period are necessary.

            Also attached is a letter from the registrant containing the statements requested in the Comment Letter.

            We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours,

/S/ Daniel D. Dinur

Daniel D. Dinur

DDD/mtl

cc: Mark A. Imes